Exhibit 12

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2007	2006	2005	2004	2003
Excluding interest on deposits	2.50x	2.56x	3.17x	3.90x	3.91x
Including interest on deposits	1.59x	1.64x	2.00x	2.54x	2.54x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2007	2006	2005	2004	2003
Income before income taxes	$204,926	$203,575	$230,227	$228,595	$233,150

Interest on deposits	$210,369	$188,476	$123,057	$69,947	$70,966
Borrowings and long-term debt	132,953	127,774	103,602	76,660	77,956
1/3 of net rental expense	4,031	3,012	2,652	2,140	2,183

Total fixed charges, including interest on deposits	$347,353	$319,262	$229,311	$148,747	$151,105

Total fixed charges, excluding interest on deposits	$136,984	$130,786	$106,254	$78,800	$80,139